bluShift Aerospace, Inc. (the “Company”) a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022

Unaudited

bluShift Aerospace, Inc.
Balance Sheet
As of December 31, 2022

		Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
10001 · Bangor Savings - Checking		60,420.55
Middlesex Bank - Checking		173.19
Total Checking/Savings		60,593.74
Accounts Receivable		
11000 · Accounts Receivable		18,000.00
Total Accounts Receivable		18,000.00
Total Current Assets		78,593.74
Fixed Assets		
15100 · Leasehold Improvement		12,674.26
17000 · Accumulated Depreciation		-1,056.00
Total Fixed Assets		11,618.26
Other Assets		
18000 · Security Deposit		858.00
Total Other Assets		858.00
TOTAL ASSETS		**91,070.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 · Payables		
20100 · Accounts Payable	3,660.80	
Total 20000 · Payables		3,660.80
Total Accounts Payable		3,660.80
Credit Cards		
21000 · Capital One CC		7,328.15
Middlesex Cr Card at Elan -4193		6,077.57
Total Credit Cards		13,405.72
Other Current Liabilities		
23000 · Other Current Liabilites		
23200 · Payroll Liabilities	10,761.98	
Total 23000 · Other Current Liabilites		10,761.98
25000 · Related Party Debt		
25200 · Shareholder Loan	63,400.49	
25100 · Rel. Party Loan - altE	47,629.04	
Total 25000 · Related Party Debt		111,029.53
Total Other Current Liabilities		121,791.51
Total Current Liabilities		138,858.03

bluShift Aerospace, Inc.
Balance Sheet
As of December 31, 2022

		Dec 31, 22
Long Term Liabilities		
28000 · External Debt		
28100 · MTI Note 2020	99,981.00	
28200 · MTI Note 2021-2022	300,000.00	
28300 · SAFE Note Payable	1,239,584.36	
Total 28000 · External Debt		1,639,565.36
Total Long Term Liabilities		1,639,565.36
Total Liabilities		1,778,423.39
Equity		
30100 · Common Stock		1,000.00
30200 · Add'l Paid in Capital		194,645.66
32000 · Retained Earnings		-1,179,617.21
Net Income		-703,381.84
Total Equity		-1,687,353.39
TOTAL LIABILITIES & EQUITY		**91,070.00**

bluShift Aerospace, Inc.
Profit & Loss
January through December 2022

			Jan - Dec 22
Ordinary Income/Expense			
Income			
41000 · Grant Income			162,528.00
Total Income			162,528.00
Gross Profit			162,528.00
Expense			
67000 · Research & Development			
66000 · Employee Expenses			
66030 · Intern	4,174.38		
66010 · Salaries & Wages	440,781.11		
66020 · Payroll Taxes	36,457.83		
63300 · Employee Benefits	11,266.35		
66040 · Worker's Compensation	3,887.38		
66050 · Payroll Processing Fees	-205.35		
66000 · Employee Expenses - Other	0.00		
Total 66000 · Employee Expenses		496,361.70	
67200 · Direct Travel			
67210 · R&D Lodging	2,696.22		
67220 · R&D Meals	1,988.11		
67230 · R&D Transportation	5,638.92		
Total 67200 · Direct Travel		10,323.25	
67300 · R&D Freight		311.87	
62600 · Equipment Rental		4,280.64	
67400 · Test Site Materials		6,669.70	
67500 · R&D Consultants		40,126.74	
67600 · R&D Services		2,027.97	
67700 · Test Comsumable		37,312.26	
67800 · R&D Software		-5,050.69	
67900 · R&D Materials & Supplies		69,242.92	
Total 67000 · Research & Development			661,606.36
S, G & A			
60400 · Bank Charges		639.12	
61700 · Computer and Internet Expenses			
61710 · Website	40.72		
61720 · Internet	216.00		
61730 · Software & Subscriptions	18,761.48		
61700 · Computer and Internet Expenses - Other	5,497.06		
Total 61700 · Computer and Internet Expenses		24,515.26	
62000 · Continuing Education			
62010 · Training	1,050.00		
62000 · Continuing Education - Other	25.00		
Total 62000 · Continuing Education		1,075.00	
63000 · Marketing & Adverting Expenses			
63100 · Social Media	6,246.36		
63200 · Marketing Consultant	7,880.00		
63400 · Advertising	7,867.35		
63500 · Public Relations	10,276.00		
63600 · Marketing Other	15,388.73		
Total 63000 · Marketing & Adverting Expenses		47,658.44	

bluShift Aerospace, Inc.
Profit & Loss
January through December 2022

		Jan - Dec 22
64100 · Professional Fees		
64120 · Finance	81,041.00	
64130 · Legal Fees	20,823.06	
Total 64100 · Professional Fees		101,864.06
64200 · Licenses & Permits		
64211 · Taxes & Fees	164.84	
64210 · Certifications & Filings	2,987.00	
Total 64200 · Licenses & Permits		3,151.84
64400 · Dues & Subscriptions		75.96
64500 · Insurance		500.37
64900 · Office Supplies & Expenses		
64910 · Postage & Shipping	288.37	
64900 · Office Supplies & Expenses - Other	13,713.63	
Total 64900 · Office Supplies & Expenses		14,002.00
67100 · Rent Expense		-2,025.00
68400 · Travel Expense		
68410 · SGA Transportation	4,361.29	
68420 · SGA Lodging	217.31	
64300 · SGA Meals and Entertainment	2,671.89	
Total 68400 · Travel Expense		7,250.49
68600 · Utilities		5,357.44
68700 · Charitable Contributions		500.00
68800 · SGA Miscellaneous Expense		0.00
Total S, G & A		204,564.98
69800 · Uncategorized Expenses		0.00
Total Expense		866,171.34
Net Ordinary Income		-703,643.34
Other Income/Expense		
Other Income		
70100 · Misc Income		174.60
70200 · Credit Card Cash Back		1,277.63
Total Other Income		1,452.23
Other Expense		
80100 · Interest Expense		1,190.73
Total Other Expense		1,190.73
Net Other Income		261.50
Net Income		**-703,381.84**

Statement of cash flows (GAAP package) — 2022

Report period: 01/01/2022 to 12/31/2022. Accrual basis.
Company: bluShift Aerospace, Inc.

Executive summary

This package contains the Statement of Cash Flows exported directly from QuickBooks Online for calendar year 2022.

Statement of cash flows detail

Full Name	Net Income Total
OPERATING ACTIVITIES:Net Income	-$760,030.93
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Accounts Receivable	$0.00
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Credit Cards:Capital One CC	$5,191.60
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Credit Cards:Middlesex Cr Card at Elan -4193	-$8,134.06
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Other Current Liabilites:Accrued Expenses	-$39,726.63
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Other Current Liabilites:Payroll Liabilities	$0.00
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Other Current Liabilites:Payroll Liabilities:Direct Deposit Liabilities	$0.00
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Payables:Accounts Payable	-$3,660.80
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Payroll Asset	$0.00
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Related Party Debt:Rel. Party Loan - altE	$59,464.89
OPERATING ACTIVITIES:Adjustments to reconcile Net Income to Net Cash provided by operations::Related Party Debt:Shareholder Loan	$83,000.00
INVESTING ACTIVITIES:Accumulated Depreciation	$845.00
FINANCING ACTIVITIES:External Debt:MTI Note 2021-2022	$100,000.00

Full Name	Net Income Total
FINANCING ACTIVITIES:SAFE Note Payable:2022 WeFunder SAFE Note	$458,225.36
NET CASH INCREASE FOR PERIOD	-$104,825.57
Cash at beginning of period	$165,419.31
CASH AT END OF PERIOD	$60,593.74

bluShift Aerospace, Inc.
Statement of Changes in Equity

Accounts	2022
Opening balance of stockholders' deficit, January 1, 2022 (1)	**$(1,084,973)**
Net loss	(703,382)
Increase in additional paid-in capital, source unidentified (2)	30,000
Adjustment to opening accumulated deficit, unreconciled (3)	71,002
Closing balance of stockholders' deficit, December 31, 2022 (4)	**$(1,687,353)**

Supporting detail by equity component

Accounts	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, January 1, 2022	$1,000	$164,646	$(1,250,619)	$(1,084,973)
Net loss			(703,382)	(703,382)
Increase in APIC (2)		30,000		30,000
Opening deficit adjustment (3)			71,002	71,002
Balance, December 31, 2022	**$1,000**	**$194,646**	**$(1,882,999)**	**$(1,687,353)**

bluShift Aerospace, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

bluShift Aerospace, Inc. (the “Company”) is a corporation organized on October 10, 2014 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.